EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to the “Company,” “our,” “us” or “we” refer to SVH. The following discussion and analysis should be read together with the historical audited annual combined financial statements and the related notes that are included elsewhere in this discussion and analysis. The discussion and analysis should also be read together with the financial information for the period ended October 31, 2024. The following discussion may contain forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this information statement.

Recent Developments

Business Combination

On March 13, 2023, SVH entered into the Business Combination Agreement with Pegasus Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), and MOBV. Pursuant to the Merger Agreement, the parties thereto entered into a business combination transaction by which Merger Sub merged with and into MOBV, with MOBV surviving such merger as a wholly owned subsidiary of SVH. The Business Combination closed on December 8, 2023, and MOBV is now a wholly-owned subsidiary of SVH. The SVH Shares are listed on Nasdaq under the symbol “SVMH” and SVH Warrants are listed on Nasdaq under the symbol “SVMHW”.

The merger was accounted for as an asset purchase, in accordance with U.S. GAAP. Under this method of accounting, MOBV will was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of SVH issuing stock for the net assets of MOBV. The net assets of MOBV was stated at fair value, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of SVH.

The most significant change in SVH’s future reported financial position and results was an estimated increase in cash (as compared to SVH’s combined balance sheet on March 31, 2024) to approximately US$5 million.

As a consequence of the merger, SVH became the successor to an SEC-registered company, which will require SVH to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. SVH expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Closing of the Business Combination

On December 8, 2023 (the “Closing Date” and such closing, the “Closing”), we consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of March 13, 2023 (the “Business Combination Agreement”), by and among us, Merger Sub and MOBV. As of the Closing Date, pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into MOBV (the “Merger”), with MOBV surviving the Merger as a wholly owned subsidiary of the Company (the “Business Combination”).

In connection with the execution of the Business Combination Agreement, the Company entered into, among other arrangements, (1) exchange agreements (the “Exchange Agreements”) with certain shareholders of SVM, pursuant to which, among other things such shareholders of SVM have a right to transfer one or more of the shares owned by them in SVM to us in exchange for the delivery of Shares or cash payment, subject to the terms and conditions set forth in the Exchange Agreements, and (2) a registration rights agreement (the “Registration Rights Agreement”) with certain of its shareholders and the Sponsor.

On December 11, 2023, our ordinary shares commenced trading on the Nasdaq under the symbol “SVMH”.

Ionic Purchase Agreement

We entered into the Purchase Agreement with Ionic Ventures, LLC (“Ionic”) on July 1, 2024, which provides that, upon the terms and subject to the conditions and limitations set forth therein, we have the right to direct Ionic to purchase up to an aggregate of US$25,000,000 of ordinary shares of the Company, par value $0.01 per share (the “Ordinary Shares”) over the 36-month term of the Purchase Agreement (the “Purchase Shares”). We issued an initial exemption purchase notice to Ionic for US$1 million on July 1, 2024. The Purchase Agreement prohibits the Company from issuing Shares to Ionic in excess of 4.99% of the then outstanding ordinary shares of the Company at any given time.

After the satisfaction of the commencement conditions, we will have the right to present Ionic with a regular purchase notice (“Regular Purchase Notice”) directing Ionic to purchase any amount no less than US$250,000 and no greater than US$1,000,000 of our Ordinary Shares per trading day, at a per share price equal to 97% (or 80% if the Ordinary Shares are not then trading on the Nasdaq Global Market) of the lowest volume weighted average price (“VWAP”) over a specified measurement period, as described further in the Purchase Agreement. If an Event of Default (as defined in the Purchase Agreement) occurs between the date on which a Regular Purchase Notice is delivered to Ionic and such specified measurement period, such price per share will be adjusted to 85% (or 90% in the event the Ordinary Shares are not then trading on the Nasdaq Global Market) for so long as such Event of Default remains uncured.

The Purchase Agreement may be terminated by us if certain conditions to commence have not been satisfied by July 31, 2024. The Purchase Agreement may also be terminated by us at any time after commencement, at our discretion; provided, however, that if we have sold less than US$6,000,000 worth of Purchase Shares to Ionic (other than as a result of our inability to sell Purchase Shares to Ionic as a result of the Beneficial Ownership Limitation or our failure to have sufficient Ordinary Shares authorized), we will pay to Ionic a termination fee of US$300,000, which is payable, at our option, in cash or in Ordinary Shares at a price equal to the closing price of our Ordinary Shares on the Nasdaq Global Market on the trading day immediately preceding the date of receipt of the termination notice. Further, the Purchase Agreement will automatically terminate on the date that we sell, and Ionic purchases, the full US$25,000,000 of Purchase Shares under the agreement or, if all such Purchase Shares have not been purchased, on the expiration of the 36-month term of the Purchase Agreement.

The Company has currently reserved 50,000,000 Ordinary Shares that will be issuable pursuant to the Purchase Agreement. In the event such reserve is not increased or the total number of the Company’s authorized shares are not increased, the number of Purchase Shares that may be issued will be constrained thereby.

Ionic Registration Rights Agreement

Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement, dated as of July 1, 2024, by and between us and Ionic Ventures (the “the Ionic Registration Rights Agreement”), pursuant to which we agreed to file one or more registration statements, as necessary, to register under the Securities Act of 1933, as amended, the resale of all Ordinary Shares that may, from time to time, be issued or become issuable to Ionic under the Purchase Agreement and the Ionic Registration Rights Agreement. We are filing this registration statement in part to fulfill our obligations under the Ionic Registration Rights Agreement.

Placement Agency Agreement

In connection with the transactions contemplated under the Purchase Agreement, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (“Maxim”). Pursuant to the terms of the Placement Agency Agreement, the Company must pay Maxim (i) a cash fee equal to 5.0% of the aggregate gross proceeds raised from the sale of Purchase Shares in connection with any exemption purchase notice; and (ii) a cash fee equal to 3.0% of the aggregate gross proceeds raised from the sale of Purchase Shares in connection with any Regular Purchase Notice. The Company must also reimburse Maxim, directly upon the initial closing under the Purchase Agreement for all travel and other documented out-of-pocket expenses incurred by Maxim, including the reasonable fees, costs and disbursements of its legal counsel, in an amount not to exceed an aggregate of $5,000. The Company owes Maxim a total of $50,000 from the gross proceeds of $1,000,000 due to the Company from the exemption purchase notice dated July 1, 2024. If the Company issues additional Ordinary Shares to Ionic pursuant to the Purchase Agreement, the Company would be obligated to pay Maxim cash fees of up to $720,000, assuming the remaining $24,000,000 of Purchase Shares are issued pursuant to Regular Purchase Notices.

The Company also agreed to indemnify Maxim and its affiliates, directors, officers, employees and controlling persons against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities pursuant to the Placement Agency Agreement.

The foregoing descriptions of each of the Purchase Agreement, the Ionic Registration Rights Agreement, and the Placement Agency Agreement do not purport to be complete and are qualified in their entirety to the full text of such documents, which are filed as exhibits to this registration statement.

Nasdaq Delisting Determination and Appeal

On July 24, 2024 and July 30, 2024, we received Staff Delisting Determination letters (the “Determinations”) from Nasdaq setting forth a determination to delist our Ordinary Shares from Nasdaq as a result of our failure to regain compliance with each of their rules with respect to (i) minimum Bid Price of $1.00, (ii) minimum Market Value of Publicly Held Shares of $15,000,000, and (iii) a minimum Market Value of Listed Securities of $50,000,000. On July 30, 2024, we submitted a request for a hearing before a Hearings Panel (the “Panel”) to appeal the Determinations. The hearing request was accepted by Nasdaq and the hearing is scheduled for September 5, 2024. The hearing request will stay the delisting of our Ordinary Shares and warrants until a determination is made by the Panel. The Ordinary Shares will continue to trade on Nasdaq pending the outcome of the hearing before the Panel. We will address the ongoing non-compliance matters before the Panel and will request additional time to cure the deficiency. There can be no assurance that, following the hearing, the Panel will grant our request for additional time to regain compliance. If the Panel does not grant our request for additional time to comply, our Ordinary Shares will be subject to delisting from Nasdaq. If our Ordinary Shares were to be delisted by Nasdaq, the market liquidity of our Ordinary Shares could be adversely affected and the market price of our Ordinary Shares could decline, even though such Ordinary Shares may continue to be traded “over-the-counter”.

Amendment of Memorandum of Association and Release of Earnout Shares

The Company amended its Memorandum of Association to increase its authorized share capital to US$10,000,000, comprising of 1,000,000,000 ordinary shares of US$0.01 par value with effect on August 2, 2024. The amendment was approved by special resolution of the shareholders at the extraordinary general meeting on June 27, 2024, and subsequently implemented by the board of directors.

Pursuant to the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company convened at June 27, 2024, the Company’s shareholders approved the release of Earnout Shares to the Earnout Group, without the occurrence of Milestone Events (as defined in the Merger Agreement dated March 13, 2023) and a pro rata increase in the number of Earnout Shares in proportion to certain issuances of shares made by the Company in advance of the closing of the Business Combination. The Merger Agreement was subsequently amended on September 12, 2024, to provide for the vesting of the Earnout Shares in three tranches as follows: 129,916,660 immediately; 129,916,660 on June 27, 2025; and 129,916,660 on June 27, 2026.

Maxim Underwriting Agreement for subscription of 106,267,734 shares

We entered into an underwriting agreement on October 31, 2024 for subscription of 106,267,734 shares. It was a firm commitment public offering of 106,267,734 units (“Units”), each Unit consisting of one ordinary share, par value $0.01 per share (“ordinary share”) or one pre-funded warrant (“pre-funded warrant”), and one warrant (“warrant”) to purchase one ordinary share, which can be exercisable for two ordinary shares pursuant to an alternative cashless exercise provision (collectively “the Securities”) at an assumed public offering price of $0.064 per Unit, which was the closing price of our ordinary shares on the Nasdaq Global Market (“Nasdaq”) on October 30, 2024. The public offering price per Unit shall be the determined between us and the underwriters and will be based on market conditions at the time of pricing, and may be at a discount to the then current market price of our ordinary shares. Therefore, the recent market price of our ordinary shares referenced throughout this preliminary prospectus may not be indicative of the final offering price per Unit. The Units have no stand-alone rights and will not be certified or issued as stand-alone securities. The ordinary shares or pre-funded warrants and warrants are immediately separable and will be issued separately in this offering. Each warrant will become exercisable for one ordinary share, and can be exercisable for two ordinary shares pursuant to an alternative cashless exercise provision at an assumed exercise price of $0.096 per share (150% of the assumed public offering price per Unit) upon shareholder approval (to the extent required by Nasdaq rules) and will expire five years from the date of shareholder approval.

Key Factors Affecting the Company’s Operating Results

SVH and its subsidiary have been developing their E2W vehicles for the past five years. SVH began early-stage commercial sales in 2021 and its products have been in commercial use for the past two years. SVH believes that its future success and financial performance depends on several factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed below.

Innovation

SVH is committed to the E2W market and plans to invest in technology, manufacturing, distribution, and service that will delight our customers and deliver pioneering E2W by means of design, software and customer experience. The E2W vehicle market is highly competitive and includes both established manufacturers and new entrants. SVH expects to become a leading electric motorcycle brand as the first Indian E2W company publicly traded in the U.S.

Distribution, Sales and Service

Our growth will depend on our ability to achieve vehicle revenue targets, which depends on our ability to successfully execute our sales and marketing strategy, while retaining our premium brand perception. We have received over 700 distributor applications in India, but have not signed any agreements as of the date hereof. Prana has been in early commercial production and sales for the past two years, and our customers’ feedback has been positive and customer interest has been robust. To maintain our premium brand position, it is imperative that we do not disappoint customers, and so we accepted only limited orders, to ensure satisfactory delivery times and quality control. We expect to increase our sales and delivery schedules as we increase production capacity and achieve high volume production.

We plan to raise brand awareness primarily through online and social media channels, in addition to our Customer Experience physical touchpoints. In keeping with our premium brand, we intend to provide superior customer experience through our direct and franchised technicians, who will assist in delivery and after-sales care at our customer’s location.

SVM operates a hybrid sales and services model through SVM Experience Centre and franchise-operated Experience Centre. SVH expects to continue to expand throughout India, and regionally in Asia.

Establishing Contract Manufacturing Capacity and Supply Chain Management

Achieving our business plan will require us to expand our supply chain and contract manufacturing capacity. The scope of our future contract manufacturing capacity requirements and resulting capital expenditures will depend on many factors, including the growth of our sales and marketing initiatives, our ability to develop and launch new electric vehicles, our ability to utilize planned capacity in its existing contract manufacturers’ facilities, our ability to retain contract manufacturing relationships, access to capital, and the timing of our entry into new markets.

Global supply chain and logistics challenges affect SVH and its industry. As a result of these challenges, SVH has experienced cost increases for logistics, raw materials and purchased components, as well as increased manufacturing costs. SVM’s location in India, however, mitigates some of the higher costs as labor, land, and other input prices remain lower in India. It is expected that certain components, logistics, and manufacturing costs will stabilize in 2024, but that certain inflation in raw materials and components, especially with respect to batteries, will persist in the near term. Furthermore, SVM buys certain of its components in U.S. dollars, while selling products and services domestically in Indian rupees. Any fluctuations in the exchange rates of the U.S. dollar to the Indian rupee may have adverse effects on SVM’s financial condition and results of operation.

The Company has also in the past experienced some supply chain disruption for certain components, including semiconductor chips. While these disruptions have not materially impacted production volumes to date, SVM expects production to accelerate, which could aggravate the effects of future supply disruptions on its business.

The global supply chain and logistics disruptions continue to impact SVH and the automotive industry. Our ability to manufacture vehicles is dependent on the continued supply of manufacturing inputs. Fluctuations in the cost of input materials or components and supply interruptions or shortages could materially impact our business. For example, following the launch of a military action in Ukraine by Russia in February 2022, commodity prices, including the price of oil, gas, nickel, copper, lithium, and aluminum, increased. Sanctions and other measures imposed in response to such actions by countries and bodies around the world, as well as the existing and potential further responses from Russia or other countries subject to such sanctions, tensions and military action, could result in persistent volatility in commodity prices and interruptions of supply of manufacturing inputs. In addition, some components of our vehicles are manufactured in China and we depend on our suppliers there to deliver these components in order to deliver our products to our customers.

Contracting with Industry-Leading Original Component Manufacturers and Innovative Battery Technology Research Companies

SVH has contracted with a limited number of battery manufacturers to allow us to secure additional battery supplies with improved technologies and scale rapidly with low capital intensity.

SVH believes that our experience manufacturing and selling the Prana product line will reduce the execution risk typically associated with new vehicle companies. Through such platform sharing, component sourcing, and manufacturing partnerships, SVH believes that it will be able to accelerate market access and reduce investment in development. SVH intends to meet timing, cost, and quality expectations while optimizing cost structures by leveraging its partnerships and in-house expertise. Maintaining maximum component independence allows SVH to dynamically select partners and components to its advantage and enables the Company to focus on design innovation, customer experience, and user interface that integrates software and hardware as well as products and services.

Market Trends and Competition

SVH offers innovative and proprietary E2W vehicles in India, one of the largest markets in the world for TWV. India’s market offers a young and growing population, rising incomes, rapid urbanization, and a supportive government whose policies promote electric vehicles, or EV, generally. Existing competitors supply mostly ICE powered vehicles at a higher TCO, and low-end electric scooters. SVH believes it offers the only premium electric motorcycle in India that is affordable to young urban professionals and compares favorably on TCO.

Regulatory Landscape

SVH operates in an industry that is subject to and benefits from a regulated environment. In addition to rules and regulations that apply to all vehicles, including safety, service, and emissions, most recent regulations have been targeting environmental concerns, which regulations have generally become more stringent over time. Regulations in target markets include economic incentives to purchase EV generally and E2W specifically, to deploy vehicle charging stations, to manufacture components locally in India, and to improve roads. While SVH expects environmental regulations to benefit our growth, certain regulations may result in higher costs and lower margins.

Sustainability

SVH’s is a leader in sustainable mobility, prioritizing responsible business practices to sustain people and planet and allow a future that is safe for posterity.

Our vehicles, products, and services promote several of the United Nations’ Sustainable Development Goals, notably:

●	Affordable and Clean Energy;

●	Sustainable Cities and Communities; and

●	Responsible Consumption and Production.

Sustainable Design: SVH’s designs reduce material consumption, carbon emissions, and noise pollution.

Net Zero: SVH is committed to achieving net zero carbon emissions by decarbonizing both our own operations, as well as our zero-emissions vehicles.

Stakeholder Attitude: SVH aims to improve the working conditions of our employees and make our communities desirable places to live, work, and ride.

Internal Control Over Financial Reporting

Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies and may not provide our management with as much or as accurate or timely information. A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.

Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the audit of our consolidated financial statements as of and for the period ended October 31, 2024, and the year ended March 31, 2024, our management and our independent registered public accounting firm did not identify any deficiencies.

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Basis of Presentation

Refer to Note 2 of the Notes to Combined Financial Statements for a discussion of the underlying basis used to prepare the combined financial statements.

Components of Results of Operations

Revenue

SVM generates revenue from the sale of E2W, related products and accessories, and value-added services. E2W are sold both directly to retail end users through SVM’s Customer Experience centers and online, as well as to a network of dealer partners. SVM expects revenue to increase in future periods as it expects shipments of current models to grow as well as from the introduction of new models that will expand its target market.

Cost of Revenue/Goods Sold

Cost of goods sold primarily consists of direct materials, components, in-bound freight, customs and duties, supplies, labor-related costs, including salaries, benefits and share-based compensation. and allocated overhead costs, including facilities costs, depreciation of manufacturing-related equipment and facilities and other direct costs. SVM expects its cost of goods sold to increase in absolute dollars as it expects to produce more vehicles for its growing sales. SVM expects cost of goods sold per unit to decrease as its growth allows for improved terms in purchasing and as economies of scale take hold in its production process.

Selling, General and Administrative Expense

Selling, general, and administrative, or SG&A, expenses consist of personnel-related expenses for SVM’s corporate, executive, finance, engineering, product development and other administrative functions, expenses for outside professional services, including legal, audit and advisory services as well as expenses for depreciation and amortization of assets and facilities not directly involved in production, and marketing and advertising costs. Personnel-related expenses consist of salaries, benefits, and share-based compensation. SG&A expenses also include other engineering expenses, which consist of expenditures for research and development activities relating to product development and improvements.

SVM expects absolute SG&A expenses to increase for the foreseeable future as it scales headcount, expands hiring of engineers and designers, continues to invest in new designs and development of technology in order to drive the growth of the business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit and internal controls, additional insurance expenses, investor relations activities and other administrative and professional services.

Depreciation and Amortization Expenses

Depreciation and amortization costs relate to the depreciation of manufacturing-related equipment and facilities and the amortization of definite-lived intangible assets. SVM expects depreciation and amortization costs to increase in absolute terms as it invests in property, plant, and equipment and in developing its intellectual property estate.

Amortization is calculated based on the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, from the date that they are available for use and is recognized in profit or loss. The amortization is included in “General and administrative expenses.”

Interest Expense

Interest expense consists primarily of interest expense associated with credit facilities employed in the procurement, manufacturing and sales of SVH’s vehicles, products, and services.

Income Tax Provision

SVM’s income taxes as presented are calculated on a separate tax return basis. The income tax provision (benefit) consists of an estimate for national, federal, state, local, and foreign income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in the tax law. SVM has generated operating losses in each of the years presented.

Results of Operations

SVH generates revenue from the sale of E2W, related products and accessories, and value-added services. E2W are sold both directly to retail end users through SVM’s Customer Experience centers and online, as well as to a network of dealer partners. SVH expects revenue to increase in future periods as it expects shipments of current models to grow as well as from the introduction of new models that will expand its target market.

Comparison of the for the seven-months ended October 31, 2024, and year ended March 31, 2024:

	October 31, 2024 ($)	March 31, 2024 ($)
Revenue	33,057	42,538

Revenue for the seven-months period ended October 31, 2024, declined by $9 thousand, or 22.29%, to $33 thousand from $42 thousand for the year ended March 31, 2024. The decline was primarily due to the expiry of the license to sell the vehicles and delay in obtaining regulatory approval for the improved version of product. Refer to Note 14 of the Notes to Consolidated Financial Statements for further discussion.

Cost of Revenue

Comparison of the for the seven-months ended October 31, 2024, and year ended March 31, 2024:

	October 31, 2024($)	March 31, 2024($)
Cost of goods Sold	(27,894)	(35,316)
Inventory write-down	-	(262,686)
Total Cost of Revenue	(27,894)	(298,002)

Cost of revenue for the seven-months ended October 31, 2024, declined by $270 thousand, or 90.64%, to $28 thousand from $298 thousand for the year ended March 31, 2024. The decrease was primarily due to inventory write down amounting to $263 thousand which occurred during year ended March 31, 2024, pursuant to the compliance with the revised Automotive Industry Standards (AIS)-156 and AIS-038 regulations issued by the Govt of India w.r.t EV batteries and also expiration of Prana 1.0 license.

General and Administrative Expenses

Comparison of the for the seven-months ended October 31, 2024, and year ended March 31, 2024:

	October 31, 2024($)	March 31, 2024($)
General and Administrative expenses	(34,121,351)	(10,924,078)

General and Administrative expenses for the seven-months ended October 31, 2024, increased by $23,196 thousand, or 212.33%, to $34,121 thousand from $10,925 thousand for the year ended March 31, 2024. The increase was primarily due to increases related to higher headcount, increases in other costs related primarily to earnout shares issued to earnout group.

Selling and Distribution expenses

Comparison of the for the seven-months ended October 31, 2024, and year ended March 31, 2024:

	October 31, 2024($)	March 31, 2024($)
Selling and Distribution expenses	(33,777)	(181,195)

Selling and Distribution expenses for the year October 31, 2024, decreased by $147 thousand, or 81.36%, to $34 thousand from $181 thousand for year ended March 31, 2024. The decrease was primarily due to a write-off of supplier advances during the year ended March 31, 2024 due to uncertainty over receipt of shipments of raw materials/ its recoverability.

Depreciation and Amortization costs

Comparison of the for the seven-months ended October 31, 2024, and year ended March 31, 2024:

	October 31, 2024($)	March 31, 2024($)
Depreciation and Amortization costs	(74,907)	(38,343)

Depreciation and Amortization costs for the seven-months ended October 31, 2024, increased by $37 thousand, or 95.36%, to $75 thousand from $38 thousand for the year ended March 31, 2024. The increase was primarily due to the additions made during the period and recognition of operating lease assets and amortization thereof.

Income Tax Provision

Comparison of the for the seven-months ended October 31, 2024, and year ended March 31, 2024:

	October 31, 2024($)	March 31, 2024($)
Income tax expense/benefit	-	(26,162)

Income tax expense for the seven-months ended October 31, 2024, decreased by $26 thousand, or 100%, to Nil from $26 thousand for the year ended March 31, 2024. The change in income tax expense was due to recognition of tax liability for year ended March 31, 2024.

Comparison of the for the seven-months ended October 31, 2024, and year ended March 31, 2024:

	October 31, 2024($)	March 31, 2024($)
Revenue	33,057	42,538
Cost of goods Sold	(27,894)	(35,316)
Inventory write-down	-	(262,686)
Total Cost of Revenue	(27,894)	(298,002)
Gross Profit	5,163	(255,464)
General and administrative expenses	(34,121,351)	(10,924,808)
Selling and Distribution expenses	(33,777)	(181,195)
Depreciation and Amortization	(74,907)	(38,343)
Other income, net	3,468	1,330
Finance Expenses	(11,134)	(57,652)
Income tax expense/benefit	-	(26,162)

	October 31, 2024($)	March 31, 2024($)	Change ($ in 000’s)%
Revenue	33,057	42,538	(9)	-22.29%
Cost of goods Sold	(27,894)	(35,316)	(7)	-21.02%
Inventory write-down	-	(262,686)	(263)	-100%
Total Cost of Revenue	(27,894)	(298,002)	(270)	-90.64%
Gross Profit	5,163	(255,464)	261	102.02%
General and administrative expenses	(34,121,351)	(10,924,808)	23,196	212.33%
Selling and Distribution expenses	(33,777)	(181,195)	(147)	-81.36%
Depreciation and Amortization	(74,907)	(38,343)	37	95.36%
Other income, net	3,468	1,330	2	160.75%
Finance Expenses	(11,134)	(57,652)	(47)	-80.69%
Income tax expense/benefit	-	(26,162)	(26)	-100%

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity or contractual arrangements that support the credit, liquidity or market risk for such transferred assets. Moreover, we do not have any variable interest in any unconsolidated entity.

Contractual Obligations

SVH does not have any material contractual obligations of its own. The previously availed HSBC Facility has been repaid in full and closed.

Liquidity and Capital Resources

As of October 31, 2024, our cash and cash equivalents amounted to US$ 5.04 million.

We have historically managed liquidity risk by effectively managing our working capital, capital expenditures and cash flows, and deploying resources to match production needs.

Investments and Borrowing Requirements

As an early-stage growth company, we do not currently have, nor do we expect to generate from operations, adequate liquidity to fund our operations for the next twelve months. To alleviate such conditions, we are currently discussing funding commitments with several parties. Accordingly, management believes that cash on hand and the financing facilities it has arranged will provide sufficient liquidity to meet our projected obligations, including those related to existing contractual obligations, for at least the next twelve months.

We plan to use our current cash on hand to support our core business operations and strategic plan to accelerate our go-to-market strategy, invest in new product development, and enhance our global distribution capabilities. We expect our capital expenditures and working capital requirements to increase substantially in the future as we grow our business, develop our customer support and marketing infrastructure and expand our research and development efforts. Specifically, we estimate we will invest approximately $50.9 million by fiscal year 2026 to expand the capacity necessary to achieve the projected volumes.

Our purchase orders for inventory used in manufacturing generally do not become firm commitments until 30-45 days prior to expected delivery. We record a liability for excess firm commitments. Refer to Note 11 of the Notes to Combined Financial Statements for further discussion of excess firm commitments. Our material contractual operating cash commitments on October 31, 2024, relate to leases and notes payable to a related party. Our long-term lease obligations and future payments are discussed further in Note 8 of the Notes to Combined Financial Statements. Our notes payable to related party, included interest and maturity terms, are discussed further in Note 10 of the Notes to Combined Financial Statements.

Cash Flows

The following table summarizes our cash flow activities for the periods presented:

	Seven months ended October 31, 2024	Year ended March 31, 2024($)
Net cash used in operating activities	(3,294,303)	(3,872,110)

Net cash (used in)/provided by investing activities	(85,156)	(102,523)

Net cash (used in)/provided by financing activities	8,247,823	4,123,010

Effects of exchange rate changes on cash and cash equivalents	(5,661)	5,286
Net increase/(decrease) in cash and cash equivalents		153,663)
Cash and cash equivalents at the beginning of the period	175,041	21,378
Cash and cash equivalents at the end of the period	5,037,744	175,041

The overall increase in cash during the seven-months ended October 31, 2024, was primarily due to the increase in cash flows from financing activities during the seven-months ended April 1, 2024 through October 31, 2024

Net Cash Used by Operating Activities

We had negative cash flow from operating activities during the seven months ended October 31, 2024, and the year ended March 31, 2024. The negative cash flow from operating activities reflects the growth in electric motorcycle shipments and ongoing product development investments given the start-up nature of the electric motorcycle business.

Net cash used in operating activities increased by $578 thousand to $3,294 thousand for the seven-months ended October 31, 2024 compared to $3,872 thousand for the year ended March 31, 2024. The increase in cash used in operating activities was primarily driven by changes in working capital. Working capital was impacted by changes in inventory, primarily due to increasing inventory levels on account arrival of raw materials to be used in the production of vehicles.

Net Cash Used by Investing Activities

Net cash used in investing activities decreased by $17 thousand to $85 thousand for the seven-months ended October 31, 2024, compared to $102 thousand for the year ended March 31, 2024. The decrease was primarily due less investments made in Property plant and Equipment during the seven-months ended October 31, 2024 compared to the investments made during the year ended March 31, 2024.

We expect to fund future cash flows used in investing activities with cash flow generated by operations and other financings.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $4,125 thousand to $8,248 thousand for the seven-months ended October 31, 2024 compared to $4,123 thousand for the year ended March 31, 2024. The increase in cash provided by financing activities was driven by an additional paid-in capital.

Critical Accounting Policies and Estimates

Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect our financial condition and results of operations.

Product Warranty and Recalls—We provide a limited warranty on the new electric motorcycles for a period of one year, except for the battery which is covered for five years. Estimated warranty costs are recorded at the time of sale and are based primarily on our historical claim information and as actual experience becomes available it is used to update the accruals.

Additionally, we may from time to time initiate certain voluntary recall campaigns. The estimated costs associated with voluntary recalls are recorded when the liability is both probable and estimable. This generally occurs when management approves and commits to a recall. The accrued cost of a recall is based on an estimate of the cost to repair each affected vehicle and the number of vehicles expected to be repaired based on historical data concerning the percentage of affected customers that take advantage of recall offers. In the case of both warranty and recall costs, as actual experience becomes available it is used to update the accruals.

The factors affecting actual warranty and recall costs can be volatile. As a result, actual warranty claims experience and recall costs may differ from estimates, which could lead to material changes in our accrued warranty and recall costs. Our warranty and recall liabilities are discussed further in Note 10 of the Notes to Annual Combined Financial Statements. To date, we have not issued any recalls.

Income Taxes—Our income taxes as presented are calculated on a separate tax return basis. We account for income taxes in accordance with Accounting Standards Codification Topic 740, Income Taxes (Topic 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We review our deferred income tax asset valuation allowances on a quarterly basis or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred income tax asset is considered, along with any positive or negative evidence including tax law changes. Since future financial results and tax law may differ from previous estimates, periodic adjustments to our valuation allowances may be necessary. We have generated operating losses in each of the years presented, however, any hypothetical net operating loss attributes generated, and related valuation allowances, are deemed to have been distributed to SVH through net parent investment and are not presented on the balance sheet.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. These tax laws and regulations are complex and significant judgment is required in determining our worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

In the ordinary course of our business, there are transactions and calculations where the ultimate tax determination is uncertain. Accruals for unrecognized tax benefits are provided for in accordance with the requirements of Topic 740. An unrecognized tax benefit represents the difference between the recognition of benefits related to items for income tax reporting purposes and financial reporting purposes. Any unrecognized tax benefit is not included within the combined balance sheets as any benefit would reside with SVM. SVM is regularly audited by tax authorities as a normal course of business. Although the outcome of tax audits is always uncertain, SVM believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year and would be the obligation of SVM. Refer to Note 5 of the Notes to Annual Combined Financial Statements for further discussion regarding our income taxes.

Business Combination.

SVH was the acquiror for both the legal and accounting purposes, as the shares of MOBV converted into the right to receive SVH Shares (the “Per Share Consideration”) and MOBV legally became SVH’s wholly owned subsidiary as a result of the merger with Merger Sub.

The Business Combination was accounted for as an asset acquisition. MOBV did not qualify as a Business per ASC 805-10-55-3A. Since the acquisition was based on a monetary exchange, and most of the assets of MOBV were marketable securities in the trust account, the fair value of the assets was the more evident value. The liabilities assumed were all of short-term nature which are deemed to be at fair value. As such the fair value of the consideration given, in this case the transaction costs incurred, one to one share exchange and the Earn Out consideration were allocated using the relative fair value approach based on the net asset value acquired from MOBV. Given the nature of the assets acquired and liabilities assumed from MOBV, an allocation of the transaction costs and Earn Out consideration cannot be made to the net assets acquired. Accordingly, an immediate charge to operations was recognized for the difference between the relative value allocated to the earnout and the fair value, as well as for the value of the transaction costs.

In relation to the Business Combination, the purchase price contained contingent consideration. The contingent consideration relates to an aggregate earn-out payment with maximum payout of $250 million based on the achievement of sales volume during the three-year performance periods FY2024, FY2025 and FY2026. Each annual period has its own targets and related potential earn-out payments. The fair value of the contingent consideration is estimated using a Monte Carlo simulation that utilizes key assumptions defined in the earnout agreement including sales volume performance periods, caps and floors. Changes to the fair value of the contingent consideration liability can result from changes to one or more inputs, including discount rates, the probabilities of achieving the sales volume targets, and the time required to achieve the sales volume targets. Significant judgment is employed in determining the appropriateness of these inputs, which reflect the Company’s assumptions on the best market information available under the circumstances. In any given period, changes to the inputs, or significant increases or decreases to the inputs in isolation, would have resulted in a significantly lower or higher fair value ascribed to the contingent consideration and have a material impact on our financial position and results of operations.

Goodwill and Intangible Assets—Goodwill represents the excess of acquisition cost over the fair value of the net assets purchased. Goodwill is tested for impairment, based on financial data related to the reporting unit to which it has been assigned, at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value, limited to the total goodwill allocated to the reporting unit. When evaluating goodwill for impairment, SVM first performs a qualitative assessment to determine whether it is more likely than not that the reporting unit is impaired. If SVM determines that it is not more likely than not that the fair value of the reporting unit exceeds its carrying amount, SVM calculates the estimated fair value of the reporting unit using income and market approaches. Significant assumptions are incorporated into the income approach, such as estimated growth rates and a risk-adjusted discount rate. Fair value under the market approach utilizes the guideline public company methodology, which uses valuation indicators determined from other businesses that are similar to our reporting unit.

Intangible assets consist of trademarks, non-compete agreements and others and are stated at cost less accumulated amortization. The intangible assets have been determined to have finite lives and are amortized on a straight-line basis over their estimated useful lives.

Significant judgments are required in assessing impairment of intangible assets and include identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value whether an impairment exists and if so the amount of that impairment.

The intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The events and circumstances SVM monitors and considers include significant decreases in the market price for similar assets, significant adverse changes to the extent and manner in which the asset is used, an adverse change in legal factors or business climate, an accumulation of costs that exceed the estimated cost to acquire or develop a similar asset, and continuing losses that exceed forecasted costs. When the carrying value of an intangible asset is not recoverable based on the existence of one or more of the above indicators, recoverability is determined by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. An impairment charge would then be recognized equal to the amount by which the carrying amount exceeds the fair value of the asset.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

MOBV is an “emerging growth company” as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. SVH expects to remain an emerging growth company at least through the end of the 2024 fiscal year and SVH expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare SVH’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

ASC 606 prescribes a 5-step process to achieve its core principle. The Company recognizes revenue from trading, rental, or product sales as follows:

I.	Identify the contract with the customer.
II.	Identify the contractual performance obligations.
III.	Determine the amount of consideration/price for the transaction.
IV.	Allocate the determined amount of consideration/price to the contractual obligations.
V.	Recognize revenue when or as the performing party satisfies performance obligations.

The consideration/price for the transaction (performance obligation(s)) is determined as per the agreement or invoice (contract) for the services and products in the automobile segment.

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, discounts, sales incentives, goods & service tax. The Company recognizes revenue when the amount of revenue and its related cost can be reliably measured and it is probable that future economic benefits will flow to the entity and degree of managerial involvement associated with ownership or effective control have been met for each of the Company’s activities. Revenue includes revenue related to domestic sales of vehicles, spare parts, and accessories that meet the definition of a performance obligation under ASC 606.

Sales disaggregated by significant products and services for years ended is as follows:

	seven months ended October 31, 2024	Year ended March 31, 2024
Vehicle Manufacturing
Vehicle Sales (1)	29,822	28,986
Others	3,235	13,552

Total	33,057	42,538

(1)	Revenue from Sales of Vehicle represents sale of Electric Bikes to Authorized dealers in and around India.

New Accounting Standards Not Yet Adopted

Other than the recent accounting pronouncements disclosed in SVH’s Annual Combined Financial Statements, there have been no new accounting pronouncements or changes in accounting pronouncements during the seven months ended October 31, 2024, that are significant or potentially significant to SVH.

Quantitative and Qualitative Disclosures About Market Risk

As of October 31, 2024, our cash and cash equivalents amounted to US$5.04 million . We historically managed liquidity risk by effectively managing our working capital, capital expenditures and cash flows, and deploying resources to match production needs.

Financial instruments that potentially subject us to concentration of credit risk principally consist of accounts receivable. We limit our credit risk with respect to accounts receivable by performing credit evaluations and requiring collateral to secure amounts owed by our customers, each when deemed necessary.

We have experienced cost increases for logistics, raw materials, and purchased components as well as increased manufacturing costs. Our location in India, however, mitigates some of the higher costs as labor, land and other input prices remain lower in India and the effects of inflation not been material to date. We expect the supply chain challenges and higher costs will continue in 2025 and may become more significant as production volumes increase. We expect that certain components, logistics and manufacturing costs will stabilize in 2026, but that certain raw materials cost inflation, especially in batteries, will persist in the near term. Furthermore, we buy certain of our components in U.S. dollars while we sell our products and services domestically in Indian rupee. Any fluctuations in the exchange rates of the U.S. dollar to the Indian rupee may have adverse effects on our financial condition and results of operation.

We are also exposed to possible disruption of supply or shortage of materials, in particular for lithium-ion battery cells and key semiconductor chip components necessary for electric vehicles and any inability to purchase raw materials and components could negatively impact our operations.

We plan to sell our electric motorcycles and related products initially in India and in the future, internationally. In most international markets, sales are made in the foreign country’s local currency. As a result, our operating results will be affected by fluctuations in the values of the Indian rupee relative to foreign currencies, however, the impact of such fluctuations on our operations to date are not material given the majority of our sales are currently in India. We plan to expand its business and operations internationally and expects its exposure to currency rate risk to increase in the future.